SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.
CNPJ/MF No. 06.164.253/0001-87
NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS' MEETING
HELD ON OCTOBER 6, 2023

I.	Date, Time and Place: Held on October 6, 2023, at 8:00 a.m., exclusively digitally, considered as held at the headquarters of Gol Linhas Aéreas Inteligentes S.A. (“Company”), at Praça Comandante Linneu Gomes, s/nº, Entrance 3, in the Meeting Room of the Board of Directors, Jardim Aeroporto, Zip Code 04626-020, in the city and State of São Paulo.
II.	Call Notice and Attendance: The call was made pursuant to the Company's bylaws (“Bylaws”), with the following members of the Company's Board of Directors attending, namely: Mrs. Marcela de Paiva Bomfim Teixeira, Mr. Germán Pasquale Quiroga Vilardo, Mr. Philipp Michael Schiemer and Mr. Anmol Bhargava.
III.	Chair: Mrs. Marcela de Paiva Bomfim Teixeira chaired the meeting and invited Mrs. Renata Domingues da Fonseca Guinesi to act as secretary.
IV.	Agenda: Discuss and resolve on (i) the partial ratification of the issuance of warrants for the subscription of preferred, nominative, book-entry shares, with no par value and no voting rights, except as provided for in the Bylaws, issued by the Company ("Warrants"), in the context of the private issuance pursuant to the Company's Board of Directors’ meeting that commenced on July 26, 2023, and concluded on August 14, 2023 ("Issuance"), including the cancellation of Warrants that have not been subscribed and fully paid-in and those pertaining to subscription bulletins which have been conditioned upon the verification and full realization of an amount of Warrants greater than what was ascertained within the context of the Issuance (“Conditioned Bulletins”); and (ii) authorization to the Company's Officers to perform any and all acts and sign all documents necessary or convenient for the matter set forth in item “i” above.
V.	Suspension and Resolutions: Having verified the attendance quorum and validly installed this meeting, the members of the Board of Directors present, unanimously, without any restrictions, resolved to:
(i)	partially ratify the Issuance, due to the verification of the subscription and payment of 1,008,166,796 (one billion, eight million, one hundred sixty-six thousand, seven hundred ninety-six) Warrants (already considering the cancellation of the Warrants subject to Conditioned Bulletins), at the issuance price of BRL 5.84 (five reais and eighty-four cents) per Warrant, totaling BRL 5,887,694,088.64 (five billion, eight hundred eighty-seven million, six hundred ninety-four thousand, eighty-eight reais and sixty-four centavos), provided that, considering (a) 883,161,640 (eight hundred eighty-three million, one hundred sixty-one thousand, six hundred forty) Warrants have not been subscribed and fully paid-in; and (b) 169,148 (one hundred sixty-nine thousand, one hundred forty-eight) Warrants have been subject to Conditioned Bulletins, it is hereby approved the cancellation of 883,330,788 (eight hundred eighty-three million, three hundred thirty thousand, seven hundred eighty-eight) Warrants, without any leftover auction; and

(ii)	authorize the Officers to take all other appropriate measures and to practice any and all acts and sign all documents required for the closing of the Issuance and implement the other acts of the transaction approved in item “i”, including but not limited to, execute the documents required for its formalization, make the publications and disclosure required by the applicable laws and regulations, as well as disclose the dates for the refund of subscribers that have filed Conditioned Bulletins and the commencement of trading of the Warrants on B3 S.A. - Brasil, Bolsa, Balcão.
VI.	Suspension of the Meeting and Drawing-up of the Minutes: The word was offered to whoever might wish to use it and, as no one did, the work was suspended for the time necessary for the drawing up of these minutes, which, once the work was reopened, were read, checked, and signed by those present.
VII.	Signatures: Chair: Ms. Marcela de Paiva Bomfim Teixeira - Chairman; Ms Renata Domingues da Fonseca Guinesi – Secretary; Members of the Board of Directors attending: Mrs. Marcela de Paiva Bomfim Teixeira, Mr. Germán Pasquale Quiroga Vilardo, Mr. Philipp Michael Schiemer and Mr. Anmol Bhargava.

I hereby certify that this is a true copy of the minutes drawn up in the proper book.

São Paulo, October 6, 2023.

Marcela de Paiva Bomfim Teixeira Chairman	Renata Domingues da Fonseca Guinesi Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 6, 2023

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer